

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2011

Via Facsimile
Mr. Bruce Benn
President, Chief Executive Officer
Validian Corporation
6 Gurdwara Street, Suite 100
Ottawa, Canada K2E 5A3

      Re: Validian Corporation
              Form 8-K filed March 30, 2011
              File No. 000-28423

Dear Mr. Benn:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed March 30, 2011

Item 4.01 Changes in Registrant's Certifying Accountant

1.   Please amend your Form 8-K to specify the date that you dismissed KPMG LLP and the date that you engaged Seale & Beers CPAs.

2.   In your amended Form 8-K, include an updated Exhibit 16 letter from the former accountant referencing the revised Form 8-K.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3446 if you have questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Staff Accountant